Filed by Golub Capital Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

GOLUB CAPITAL

YOUR VOTE IS IMPORTANT

Dear Stockholder:

On November 28, 2018, Golub Capital Investment Corporation ("GCIC" or the "Company") announced that it entered into a definitive agreement to merge with Golub Capital BDC, Inc. ("GBDC") with GBDC as the surviving company. We believe the proposed merger with GBDC creates meaningful value for GCIC's stockholders, while maintaining all of the elements we believe have made GCIC successful to date.

The combined company, which will trade under the ticker "GBDC" on the Nasdaq Global Select Market, will continue to be led by the same management team. Furthermore, the combined company will maintain the same financing strategy and pursue the same distinctive investment strategy as GCIC, which is to invest primarily in one stop and other senior secured loans of U.S. middle market companies that are, in most cases, sponsored by private equity firms. The combined company's base management fee rate, income incentive fee rate and income incentive fee hurdle rate, which is more favorable to stockholders than GCIC's current incentive fee hurdle rate, will remain the same as GBDC's current rates after the merger. We, along with GBDC's Board of Directors, believe the increased scale of the combined company will deliver a number of benefits to stockholders, including incremental earnings power to support a potential increase to GBDC's quarterly dividend following closing of the merger.

By voting **FOR** the merger proposal, you are providing GCIC stockholders with a number of critical benefits as described on the following page. Thank you in advance for voting in support of this important transaction.

Sincerely yours,

David B. Golub
Chief Executive Officer

The GCIC Board of Directors unanimously recommends that GCIC stockholders vote now **FOR** the proposal described in the enclosed proxy statement in order to finalize the vote by the GCIC special meeting on September 4, 2019.

THREE WAYS TO VOTE

PHONE

WITHOUT A PROXY CARD

Call 1-866-416-0565 Monday to Friday, 9:00 am to 10:00 pm ET to speak with a proxy specialist.

WITH A PROXY CARD

Call 1-888-227-9349 with a touch-tone phone to vote using an automated system.

ONLINE

WWW.PROXYVOTE.COM

Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

MAIL

VOTE PROCESSING

Mark, sign and date your ballot and return it in the postage-paid envelope provided.

The GCIC Board of Directors, including all of the independent directors, has unanimously approved the agreement to merge with GBDC. The GCIC Board of Directors unanimously recommends that GCIC stockholders vote their shares of common stock **FOR** the proposal described in the enclosed proxy statement.

TRANSACTION HIGHLIGHTS

- ☑ **Premium to Net Asset Value ("NAV")**: Based on the three-month average trading price of GBDC's common stock, the fixed exchange ratio offers GCIC stockholders a 3.5% premium to GCIC's March 31, 2019 NAV per share[1]
- ☑ **Value Creation**: Because the proposed transaction would be approximately 4.5% accretive to GBDC's NAV per share[2], the transaction offers the potential for additional value creation assuming GBDC's stock price continues to trade at its average premium to NAV of approximately 16% over the past 3 years[3]
- ☑ **Increased Scale**: The combination of GBDC and GCIC would create the 4th largest externally managed, publicly traded business development company by assets based on the fair value of the holdings of each company[4]
- ☑ **Increased Liquidity**: The increased market capitalization of GBDC following the merger is anticipated to deliver benefits, from improved trading liquidity to broader research analyst coverage
- ☑ **Merger With a Known, Diversified Portfolio**: We expect the portfolio of the combined company to look a lot like standalone GCIC's given the significant overlap of both companies' investments
- ☑ **Greater Debt Capital Flexibility**: We anticipate the combined company to have better access to the securitization market than either company on its own, giving the combined company greater opportunity to optimize its debt capital with low-cost, flexible debt
- ☑ **Operational Synergies**: We expect operational synergies from eliminating redundant expenses
- ☑ **More Favorable Incentive Fee Structure[5]**: GBDC's incentive fee structure is more favorable for GCIC stockholders as GBDC's income incentive fee annualized hurdle rate of 8% exceeds GCIC's income incentive fee annualized hurdle rate of 6%

STOCKHOLDERS ARE URGED TO VOTE PROMPTLY "FOR" THE PROPOSAL

Your vote is important, no matter how many shares you own.

If you have additional questions about how to vote your shares, or need additional assistance, please contact GCIC's proxy administrator at:

AST Fund Solutions, LLC | 1-866-416-0565

[1] Calculated as (a) the 3-month average trading price of GBDC's common stock of $17.94 for the period ended June 18, 2019, multiplied by (b) the fixed exchange ratio of 0.865, less (c) GCIC's $15.00 NAV per share as of March 31, 2019.

[2] Based on GBDC's and GCIC's NAV and shares outstanding as of March 31, 2019 and a fixed exchange ratio of 0.865 shares of GBDC common stock issued for each share of GCIC common stock. The actual NAV per share accretion will be based upon GBDC's and GCIC's NAV on the date of the closing of the proposed merger and certain transaction adjustments resulting from the proposed merger.

[3] Period ended June 18, 2019.

[4] As of March 31, 2019.

[5] As compared to the post-liquidity event incentive fee structure at GCIC. Closing of the merger is conditioned on approval by GBDC stockholders of certain other changes to the investment advisory agreement with GC Advisors.

DISCLOSURES

Information Regarding This Solicitation of Proxies

GCIC and GBDC will equally bear the cost of preparing, printing and mailing the Proxy Statement (as defined below) and the applicable accompanying Notice of Special Meeting of Stockholders and proxy card. GCIC and GBDC intend to use the services of GC Advisors LLC ("GC Advisors"), the Company's investment adviser, to aid in the distribution and collection of proxy votes. GCIC and GBDC expect to pay market rates for such services.

No additional compensation will be paid to directors, officers or regular employees for such services.

GCIC stockholders may vote in person at the GCIC special meeting or by proxy in accordance with the instructions provided below. A GCIC stockholder may vote by proxy by following the directions and indicating your instructions on your proxy card, dating and signing the proxy card, and promptly returning the proxy card in the envelope provided, which requires no postage if mailed in the United States. A GCIC stockholder may also authorize a proxy by telephone or through the Internet using the toll-free telephone numbers or web address printed on your proxy card. Authorizing a proxy by telephone or through the Internet requires you to input the control number located on your proxy card. After inputting the control number, you will be prompted to direct your proxy to vote on each proposal. You will have an opportunity to review your directions and make any necessary changes before submitting your directions and terminating the telephone call or Internet link.

You may revoke your proxy and change your vote by giving notice at any time before your proxy is exercised. A revocation may be effected by resubmitting voting instructions via the Internet voting site, by telephone, by obtaining and properly completing another proxy card that is dated later than the original proxy card and returning it, by mail, in time to be received before the GCIC special meeting, by attending the GCIC special meeting and voting in person, or by a notice, provided in writing and signed by you, delivered to GCIC's Secretary on any business day before the date of the GCIC special meeting.

Forward-Looking Statements

This communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results of GCIC, GBDC, or, following the proposed merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words "may," "might," "will," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "anticipate," "predict," "potential," "plan" or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GCIC and GBDC with the Securities and Exchange Commission ("SEC"), including those contained in the Proxy Statement, when such documents become available. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the proposed merger on the expected timeline, or at all, failure of GCIC or GBDC to obtain the requisite stockholder approval for the Proposals set forth in the Proxy Statement, the ability to realize the anticipated benefits of the proposed merger, effects of disruption on the business of GCIC and GBDC from the proposed merger, the effect that the announcement or consummation of the proposed merger may have on the trading price of GBDC's common stock on The Nasdaq Global Select Market; the combined company's plans, expectations, objectives and intentions as a result of the proposed merger, any decision by GCIC to pursue continued operations, any termination of the Agreement and Plan of Merger by and between GBDC, GCIC, Fifth Ave Subsidiary Inc., GC Advisors, and, for certain limited purposes, Golub Capital LLC, future operating results of GCIC or GBDC, the business prospects of GCIC and GBDC and the prospects of their portfolio companies, actual and potential conflicts of interests with GC Advisors and other affiliates of Golub Capital LLC, general economic and political trends and other factors, the dependence of GCIC's and GBDC's future success on the general economy and its effect on the industries in which they invest, and future changes in laws or regulations and interpretations thereof. Each of GCIC and GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC, along with related proposals for which stockholder approval is being sought (collectively, the "Proposals"). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the "Proxy Statement"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. **STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE PROPOSED MERGER AND THE PROPOSALS.** Investors and security holders may obtain the documents filed with the SEC free of charge at the SEC's web site, *http://www.sec.gov* or for documents filed by GBDC, from GBDC's website at *http://www.golubcapitalbdc.com*.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals is contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.